Pederson&Co LLC

Statement of Financial Condition

December 31, 2024

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70655

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING_____01/01/2024 AND ENDING_____12/31/2024_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Pederson&Co LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer   ☐Security-based swap dealer   ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 NW 6TH Street, #4008

(No. and Street)

Miami	FL	33136
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Zachary Pederson	651-271-7219	ZPederson@pedersonco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company

(Name – if individual, state last, first, middle name)

2617 Huntingdon Pike	Huntingdon Valley	PA	19006
(Address)	(City)	(State)	(Zip Code)

09/18/2003		169
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Zachary Pederson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Pederson&Co LLC as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DocuSigned by:
Zachary Pederson

CEO

Notary Public

MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 2025

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.
☒ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Pederson&Co LLC
Index



2617 Huntingdon Pike
Huntingdon Valley, PA
19006
215.884.8460

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and
Those Charged With Governance of
Pederson&Co LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Pederson&Co LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

sanville and company

We have served as Pederson&Co LLC's auditor since 2022.
Huntingdon Valley, Pennsylvania
February 12, 2025

Pederson&Co LLC
Statement of Financial Condition
As of December 31, 2024

Assets
Cash	$	48,548
Accounts receivable		31,437
Allowance for bad debts		(15,000)
Prepaid expenses and other assets		9,623
Total assets		74,608

Liabilities and Member's equity
Accounts payable and accrued expenses	12,213
Due to parent	9,447
Total liabilities	21,660

Member's equity
Total member's equity	52,948
Total liabilities and member's equity	$ 74,608

The accompanying notes are an integral part of this financial statement.

1.   **Organization**

Pederson&Co LLC (the "Company"), was organized in Delaware on March 26, 2021. On March 9, 2022, the Company received approval to become a broker-dealer and as such is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company, formally known as Loon Advisors LLC, is a wholly owned subsidiary of Lagoon Capital Holdings Inc. (the "Parent"). The Company's business activities include private placement of securities on a best efforts basis and investment banking M&A advisory services.

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Cash and cash equivalents
The Company considers all demand and time deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Use of Estimates
The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from the estimates that were used.

Revenue Recognition
The Company has adopted Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") ASC Topic 606, Revenue from Contracts with Customers   ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. The adoption of this standard had no effect on the Company's financial statements.

The Company's principle source of revenue is derived from M&A advisory and service fees. M&A advisory fees are generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is canceled. Retainers and other fees received from customers prior to recognizing revenue are reflected as deferred liabilities.

2. **Summary of Significant Accounting Policies (continued)**

    Income Taxes
    The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for income taxes.

    At December 31, 2024, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

    Single Reportable Segment
    The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including advisory fees and client reimbursable income. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

3. **Related-party transactions**

    Pursuant to an administrative services agreement with the Parent, the Company recorded occupancy, compensation and other general and administrative expenses based on the terms and conditions stipulated in this agreement. The balance due to the Parent under this arrangement was $9,447 and is included in Due to parent on the Statement of Financial Condition at December 31, 2024.

4. **Net Capital Requirements**

    The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness as defined to net capital, shall not exceed 8 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, the Company's net capital was $26,888 which was $21,888 in excess of its computed minimum net capital requirement of $5,000.

5. **Concentration of Credit Risk**

    Cash consists of cash in banks, primarily held at financial institutions which at times may exceed federally insured limits of $250,000. The Company has not experienced any losses and does not believe there to be any significant credit risk with respect to these balances. At December 31, 2024 the Company's balances did not exceed the insured limit.

6.   **Commitments and Contingencies**

As of December 31, 2024, the Company is not aware of any commitments, contingencies or guarantees that might result in a loss or any future obligation.

7.   **Exemption from Rule 15c3-3**

The Company is relying on Footnote 74 of the SEC Release No. 34-70073 as it does not and will not hold customer funds or securities, and has not been subject to the reserve computation or possession and control provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

8.   **Subsequent Events**

The Company has evaluated subsequent events from the statement of financial condition date through February 12, 2025, the date at which the financial statements were issued and determined that there were no other items to disclose.